BB 2/20

04002707

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden Hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 21836

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YYY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MHA Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Pheasant Hill Street
(No. and Street)

Westwood	MA	02090
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. William Hoilman — 781-769-8066
(Area Code – Telephone Number)

FEB - 9 2004

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry D. Liberfarb, P.C.
(Name – if individual, state first, last, middle name)

11 Vanderbilt Avenue	Norwood	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

FOR OFFICAL USE ONLY

Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

8/25

OATH OR AFFIRMATION

I, C. William Hoilman ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MHA Financial Corporation , as of December 31, , 20 03 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

CWilliam Hoilman

Signature

President

Title

Patricia Buckford

Notary Public

My commission expires 12/18/09

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MHA FINANCIAL CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2003

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

To the Board of Directors of
MHA Financial Corporation
Westwood, MA

We have audited the accompanying statement of financial condition of MHA Financial Corporation as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MHA Financial Corporation as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Larry Liberfarb, P.C.
Norwood, Massachusetts
January 15, 2004

MHA FINANCIAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash	$	204,635
Receivable from broker-dealers and clearing organizations		70,441
Securities owned, at market		76,500
Other assets		2,259
	$	353,835

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	20,450
Stockholder's equity:		
Common stock, no par value, authorized 12,500 shares, issued 140 shares		7,000
Additional paid-in capital		55,000
Unrealized gain (loss) on securities available for sale		(15,020)
Retained earnings		286,405
Total stockholder's equity		333,385
	$	353,835

The accompanying notes are an integral part of these financial statements.

MHA FINANCIAL CORPORATION

STATEMENT OF INCOME

For the Year Ended December 31, 2003

Revenues:	
Commissions	$ 438,661
Principal transactions	(5,020)
Interest and dividends	2,890
	436,531
Expenses:	
Employee compensation and benefits	51,072
Communications and data processing	10,767
Occupancy	21,294
Other expenses	321,388
	404,521
Net income	32,010
Other comprehensive income (loss)	
Unrealized loss	(15,020)
Comprehensive income	$ 16,990

The accompanying notes are an integral part of these financial statements.

MHA FINANCIAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2003

	Common Stock	Additional Paid-In Capital	Unrealized Gain (Loss) on Securities Available For Sale	Retained Earnings
Balance at January 1, 2003	$ 7,000	$ 55,000	$ -	$ 254,395
Net income				32,010
Change in unrealized gain(loss) on investments available for sale			(15,020)	
Balance at December 31, 2003	$ 7,000	$ 55,000	$ (15,020)	$ 286,405

The accompanying notes are an integral part of these financial statements.

MHA FINANCIAL CORPORATION
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

Cash Flows Used For Operating Activities:	
Net income	$ 32,010
Adjustments to reconcile net income to net cash used by operating activities:	
Increase in receivable from broker-dealers and clearing organizations	(50,640)
Increase in securities owned	(6,420)
Increase in other assets	(2,259)
Increase in accounts payable, and accrued expenses	4,486
Net cash used for operating activities	(22,823)
Cash Flows From Investing Activities	
None	-
Cash Flows From Financing Activities	
None	-
Decrease in cash	(22,823)
Cash at beginning of the year	227,458
Cash at end of the year	$ 204,635

Supplemental cash flow disclosures:	
Interest payments	$ 0
Income tax payments	$ 456

The accompanying notes are an integral part of these financial statements.

MHA FINANCIAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis. The related commission income and expenses are also recorded on the settlement date basis.

Marketable Securities

Marketable securities are valued at market, cost is determined on the specific identification, method; realized and unrealized gains and looses for trading securities are reflected in revenue. At December 31, 2003 there was a realized loss of $5,020.

Marketable securities classified as available for sale had an unrealized loss of $15,020. This loss was reflected as a component of other comprehensive income.

Income Taxes

The Company operates as an S Corporation. As such, the Corporation's income or loss and credits are passed through to the stockholder, and reported on his individual income tax returns.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE 2 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $299,087 which was $249,087 in excess of its required net capital of $50,000. The Company's net capital ratio was .07 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company rents office space and equipment from its sole shareholder. The rent charged was $30,000 for the fiscal year ending December 31, 2003. At December 31, 2003 the Company did not owe any monies to the related party. Because this is a related entity operating results could vary significantly from those that would be obtained if this entity was autonomous.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include the general public. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

MHA FINANCIAL CORPORATION

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2003

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors of
MHA Financial Corporation
Westwood, MA

We have audited the accompanying financial statements of MHA Financial Corporation for the year ended December 31, 2003, and have issued our report thereon dated January 15, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Larry Liberfarb, PC

Norwood, Massachusetts
January 15, 2004

SCHEDULE I

MHA FINANCIAL CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2003

AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$ 20,450	
NET CAPITAL:		
Common stock		$ 7,000
Additional paid-in capital		55,000
Retained earnings		271,385
		$ 333,385
ADJUSTMENTS TO NET CAPITAL:		
Other assets		(2,250)
12 b-1 fees		(2,609)
Haircuts		(29,439)
Net Capital, as defined		$ 299,087
NET CAPITAL REQUIREMENT		$ 50,000
NET CAPITAL IN EXCESS OF REQUIRMENT		$ 249,087
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		6.84%

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$ 311,089
Net audit adjustments	2,249
Increase in non-allowables and haircuts	(14,251)
Net capital per above	$ 299,087

SCHEDULE II

MHA FINANCIAL CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2003

MHA Financial Corporation is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To The Board of Directors of
MHA Financial Corporation

In planning and performing our audit of the financial statements of MHA Financial Corporation (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry D. Liberfarb P.C.

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
January 15, 2004